LINKLATERS

LINKLATERS
& ALLIANCE

One Silk Street London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222
Group 4 FAX: (44-20) 7374 9318
DX Box Number 10 CDE

02042102

Direct Line (020) 7456 3384
Direct Fax (020) 7456 2222
e-mail deborah.smith@linklaters.com

SUPPL

June 6, 2002

Our ref
Your ref

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUN 25 2002 WASH. D.C. 154

PROCESSED JUL 01 2002 THOMSON FINANCIAL

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on June 5, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This document is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, it serves as the English version of that filing.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

Deborah Smith

dlw 6/26

cc: Jan Gustavsson (*Coca-Cola HBC*)

//

Coca-Cola HBC S.A.

PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2001

CCHBC has submitted the following announcement to the Athens Stock Exchange concerning the payment of dividends to its shareholders. Lloyds TSB Registrars has advised CCHBC that it will make arrangements for the collection and payment of dividends to its nominee service shareholders.

It is announced to Shareholders that according to the decision of the Annual General Meeting of Shareholders of the Company of 20 May 2002, the dividend for the fiscal year 2001 is €0.18 per share.

20 May 2002 has been set as the cut-off date of the dividend right. As of 21 May 2002, shares are trading in the Athens Stock Exchange without the dividend right for the fiscal year 2001.

Payment of dividends shall commence on Monday, 10 June 2002 and will be made against submission by Shareholders of the relevant certificates of the Central Securities Depository or from custodian Banks or Stockbrokers.

Payment of the dividend will be made through the Alpha Bank network in Greece until 31 March 2003. After that date, payment of dividends will only be made by the Central Offices of the Company.

In order to collect dividends, Shareholders must submit the following documents:

- Bearer securities dividend beneficiary certificate from the Central Securities Depository S.A.
- Police Department Identification Card.
- Tax Registration Number and the competent Tax Office.

Payment of dividends for the following years continues from the Central Offices of the Company, 9 Fragoklissias, Marousi (Mrs. V. Konsta, tel: + 30 (0) 10 6183 208):

- Fiscal year 1996 dividend
(dividend coupon no. 9)

- Fiscal year 1997 dividend
(dividend coupon no. 11)

- Fiscal year 1998 dividend
(dividend coupon no. 12)

- Fiscal year 1999 dividend
(Fiscal year 1999 Central Securities Depository certificate)

- Fiscal year 2000 dividend
(Fiscal year 2000 Central Securities Depository certificate)

The procedure for the dematerialization and disposal of the shares of the Company has been completed. Shareholders who did not dematerialize their shares may, after submitting them to the Central Offices of the Company, accept delivery of a certificate in order to submit it to the Escrow and Loans Fund and collect the relevant amount from the sale.

5 June 2002

ENQUIRIES:

Coca-Cola HBC **Tel: + 30 10 618 3100**
Melina Androutsopoulou, *Investor Relations Director*
Email: melina.androutsopoulou@cchbc.com

Gavin Bell, *Investor Relations* **Tel: +1 609 688 8561**
Email: gavinbellcfa@aol.com

College Hill **Tel: +44 (0) 20 7457 2020**
Tony Friend Email: tony.friend@collegehill.com
Gareth David Email: gareth.david@collegehill.com

Edelman (Sydney) **Tel: +61 29 241 3131**
Yves Noldus

Capital Link **Tel: +1 212 661 7566**
Pamela O'Brien Email: obrien@capitallink.com
Andreas Marathovouniotis Email: marathis@capitallink.com